Microvision, Inc.

6222 185th Avenue NE

Redmond, Washington 98052

September 9, 2010

VIA FACSIMILE AND VIA EDGAR

Russell Mancuso

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Microvision, Inc. — Request for Acceleration of Effectiveness of Registration
Statement on Form S-1 (File No. 333-168906)

Dear Mr. Mancuso:

In connection with the above-referenced filing, Microvision, Inc. (the “Company”) hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert staff comments or the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Company’s Registration Statement on Form S-1 (File No. 333-168906) (the “Registration Statement”) be declared effective by 4:30 P.M. Eastern Standard Time on September 9, 2010 or as soon as possible thereafter.

The Company acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the above-referenced Registration Statement.

Please note that pursuant to discussions with the staff, this correspondence modifies clause (iii) of the first paragraph in correspondence dated September 7, 2010 by noting that staff comments shall not be asserted as a defense in any proceeding initiated by the Commission.

Please call Brian Elworthy of Ropes & Gray LLP at (617) 235-4907 when the Registration Statement is declared effective or if you have any questions. Thank you for your assistance.

Very truly yours,

MICROVISION, INC.

By:	/s/ Thomas M. Walker
Name: Thomas M. Walker
Title: Vice President, General Counsel